May 17, 2006


Via U.S. Mail
Daniel T. Farrell
Chief Executive Officer
Quincy Energy Corp.
309 Center Street,
Hancock, MI 49930

Re:	Quincy Energy Corp.
Preliminary Proxy Statement on Schedule 14A
Filed April 17, 2006
      File No.  0-31501

Dear Mr. Farrell:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. Update the proxy statement to provide the latest available information. For example, disclose (1) which closing conditions have been satisfied and in particular, the status of and outcome of the fairness hearing being held pursuant to California Corporation Code
Section 25142; (2) any subsequent offers/ proposals that you may have
received, and (3) your stock price history.  To the extent that you
use brackets to reflect disclosure that will be updated as of the record date, such as the amount and percentage of shares your officers and directors hold, please disclose the most current information that you possess.
2. We note that Mr. Shiffer is currently a director of Energy
Metals
Corporation, an officer of a subsidiary of Energy Metals
Corporation,
a 5.79% owner of Energy Metals Corporation, a director of the company
and 12.42% owner of the company. Additionally, Mr. Shiffer will continue to serve as a director of Energy Metals Corporation post-merger. Please provide your analysis regarding whether the proposed transaction is part of a "Rule 13e-3 transaction" as defined in paragraph (a)(3) of that regulation. Please note that this term encompasses any series of transactions involving one or more transactions described in paragraph (a)(3)(i) of the rule and having
an effect as described in (a)(3)(ii) of the rule.   Additionally,
please refer to Section II.D.3 of our Current Issues outline publicly available at our website www.sec.gov. We may have further comment.
3. Please disclose the equity interest that each of Messrs. Shiffer and Farrell will have in Energy Metals Corporation, individually and on an aggregate basis, after consummation of the merger. We may have further comment.
4. Please revise the proxy statement to ensure that you are in compliance with all of the disclosure requirements of Schedule 14A.
We note for example, insufficient disclosure in the summary term sheet regarding the material terms and effects of the transaction, insufficient disclosure regarding the interests of certain of your officers and directors in the merger transaction and insufficient disclosure regarding past contacts, transactions and negotiations. Revise your disclosure accordingly. We may have further comment.

Closing Comment
      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Mellissa Campbell Duru at (202) 551-3757 or the undersigned at (202) 551-3685 with any questions.

      Sincerely,


Tangela Richter
Branch Chief

cc:	John Lagg, Esq.
	(604) 357-1251 (facsimile)
Mr. Farrell
Quincy Energy Corp.
May 17 2006
page 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010